UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         Premier Wealth Management, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    74058G100
                 ----------------------------------------------
                                 (CUSIP Number)


                                December 31, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74058G100


1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Adam Benowitz

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     United States

NUMBER OF               5.   SOLE VOTING POWER                        0
SHARES
BENEFICIALLY            6.   SHARED VOTING POWER                959,982
OWNED BY EACH
REPORTING               7.   SOLE DISPOSITIVE POWER                   0
PERSON WITH:
                        8.   SHARED DISPOSITIVE POWER           959,982

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     959,982

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     4.0%

12.  Type of Reporting Person (See Instructions)

     IN

CUSIP No. 74058G100

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

NUMBER OF               5.   SOLE VOTING POWER                        0
SHARES
BENEFICIALLY            6.   SHARED VOTING POWER                959,982
OWNED BY EACH
REPORTING               7.   SOLE DISPOSITIVE POWER                   0
PERSON WITH:
                        8.   SHARED DISPOSITIVE POWER           959,982

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     959,982

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     4.0%

12.  Type of Reporting Person (See Instructions)

     IA

CUSIP No. 74058G100

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Vision Opportunity Master Fund, Ltd.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization


     Cayman Islands

NUMBER OF               5.   SOLE VOTING POWER                        0
SHARES
BENEFICIALLY            6.   SHARED VOTING POWER                959,982
OWNED BY EACH
REPORTING               7.   SOLE DISPOSITIVE POWER                   0
PERSON WITH:
                        8.   SHARED DISPOSITIVE POWER           959,982

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     959,982

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     4.0%

12.  Type of Reporting Person (See Instructions)

     CO

Item 1.

(a)  The name of the issuer is Premier Wealth Management, Inc. (the "Issuer").

(b) The principal executive offices of the Issuer are located at Elenion Building 5, Them. Dervis Street, 3rd Floor, CY - 1066 Nicosia, Cyprus.

Item 2.

(a) This statement (this "Statement") is being filed by (i) Vision Opportunity Master Fund, Ltd., a Cayman Islands company (the "Fund"), (ii) Vision Capital Advisors, LLC, a Delaware limited liability company (formerly known as Vision Opportunity Capital Management, LLC) (the "Investment Manager"), which serves as the investment manager of the Fund, and (iii) Adam Benowitz, the managing member of the Investment Manager and a Director of the Fund (all of the foregoing, collectively, the "Filers"). The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund directly owns all of the shares reported in this Statement. Mr. Benowitz and the Investment Manager may be deemed to share with the Fund voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than those owned directly by such Filer.

(b)  The principal business office of the Fund is:

     c/o Citi Hedge Fund Services (Cayman) Limited
     P.O. Box 1748
     Cayman Corporate Centre
     27 Hospital Road, 5th Floor
     Grand Cayman KY1-1109
     Cayman Islands

     The principal business office of each of the Investment Manager and Mr. Benowitz is:

     20 West 55th Street, 5th Floor
     New York, New York 10019
     USA

(c)  For citizenship information see Item 4 of the cover page of each Filer.

(d) This Statement relates to the $0.001 par value Common Stock of the Issuer (the "Common Stock").

(e)  The CUSIP Number of the Common Stock is listed on the cover pages hereto.

Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
         (c), check whether the person filing is a:

(a) [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).
(b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.  Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2, which information is given as of December 31, 2007 and is based on 23,580,767 shares of Common Stock outstanding as of November 14, 2007, as reported on the Issuer's Quarterly Report for the quarterly period ended September 30, 2007 filed on December 18, 2007.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)      Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 12, 2008

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.


                                       By: /s/ Adam Benowitz
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as Director of the Fund

                                  EXHIBIT INDEX

Exhibit No.    Document

1              Joint Filing Agreement

                                    Exhibit 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the $0.001 par value Common Stock of Premier Wealth Management, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.


Dated:  February 12, 2008



                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.


                                       By: /s/ Adam Benowitz
                                           ------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as Director of the Fund